SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of March, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








 RYANAIR ANNOUNCES NEW ROUTE FROM STANSTED TO MARIBOR

Ryanair, Europe's largest low fares airline, today (Thursday, 8th March 2007) announced a new route from London Stansted to Maribor, Slovenia's second largest city. The flight will operate 3 times weekly from 5th June and will deliver 40,000 passengers in the first year of operation. This brings the total number of low fare routes on offer from London Stansted to 96 and the number of countries in the Ryanair network to 25.

Speaking today, Ryanair's Head of Sales and Marketing, Sinead Finn said:

        "We are delighted that passengers will now enjoy Europe's lowest fares to Slovenia. Maribor is a beautiful medieval city sitting on the foothills of the Pohorje mountains. The area is full of vineyards, beautiful walking and cycling paths and is famous for its farmhouse home cooking. During the winter the city is an ideal gateway Slovenia's best skiing centres.

        "This year, Ryanair will carry 16m passengers on its 96 routes from London Stansted. This will deliver a tourism spend of GBP2.5bn in the London area while affording massive savings for Londoners compared to the high fares of Easyjet and British Airways.

        "This new route goes on sale today at www.ryanair.com with fares from only GBP0.01* and we are advising passengers to book now as demand for seats on our new Maribor route will be very strong".

*One way ex-taxes




Ends.                                             Thursday, 8th March 2007

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  8 March, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director